UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)

DAVITA INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23918K108

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 2 OF 13 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 36,095,570 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 36,095,570 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,095,570 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 3 OF 13 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,095,570 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,095,570 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,095,570 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 4 OF 13 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,482 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,482 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,482 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 5 OF 13 PAGES

1	NAMES OF REPORTING PERSONS GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,482 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,482 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,482 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 6 OF 13 PAGES

1	NAMES OF REPORTING PERSONS Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,482 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,482 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,482 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 7 OF 13 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Consolidated Pension Plan Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,532,088 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,532,088 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,532,088 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 8 OF 13 PAGES

1	NAMES OF REPORTING PERSONS BNSF Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,850,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,850,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 9 OF 13 PAGES

1	NAMES OF REPORTING PERSONS Scott Fetzer Company Collective Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 10 OF 13 PAGES

1	NAMES OF REPORTING PERSONS R. Ted Weschler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,039,806
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,039,806
	10	SHARED DISPOSITIVE POWER 143,374 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,183,180 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 11 OF 13 PAGES

This Amendment No. 11 to Schedule 13D amends and supplements the previously reported information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 16, 2024, as amended (the “13D”) with respect to the shares of the Common Stock, par value $0.001 per share (“Common Stock”), of DaVita Inc. (“DVA”). This Amendment No. 11 is being filed on account of DVA’s repurchase of its shares of Common Stock. Capitalized terms used but not defined herein shall have the meanings assigned to them in the 13D.

Item 2 of this 13D is hereby amended as follows:

Items 2(a)-(c) and (f) of this 13D are hereby amended to include the information filed on Exhibit 1 hereto concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of, Mr. Buffett, Mr. Weschler and each of the executive officers and directors of the Berkshire Entities.

Item 4 of this 13D is hereby amended by adding the following:

The information set forth in Item 6 of this 13D concerning the Share Repurchase Agreement (as defined below) is incorporated by reference in this Item 4.

Items 5(a)-(b) of this 13D are hereby amended and restated as follows:

(a) Government Employees Insurance Company (“GEICO”), an insurance company, is the holder of record of 18,513,482 shares of DVA Common Stock (the “GEICO Shares”), which represents 22.1% of the outstanding DVA Common Stock. GEICO is a wholly-owned subsidiary of (and controlled by) GEICO Corp. GEICO Corp is a wholly-owned subsidiary of (and controlled by) National Indemnity Company (“NICO”), an insurance company. Thus, each of NICO and GEICO Corp may be deemed to have beneficial ownership of the GEICO Shares.

Berkshire Hathaway Consolidated Pension Plan Master Trust is the holder of record of 10,532,088 shares of DVA Common Stock, which represents 12.6% of the outstanding DVA Common Stock. BNSF Master Retirement Trust is the holder of record of 6,850,000 shares of DVA Common Stock, which represents 8.2% of the outstanding DVA Common Stock. Scott Fetzer Company Collective Investment Trust is the holder of record of 200,000 shares of DVA Common Stock, which represents 0.2% of the outstanding DVA Common Stock. Collectively, the pension plans referenced in this paragraph (the “Pension Plan Holders”) directly own 17,582,088 shares of DVA Common Stock (the “Pension Plan Shares”), which represents 20.9% of the outstanding DVA Common Stock.

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 12 OF 13 PAGES

Mr. Buffett may be deemed to control Berkshire Hathaway Inc. (“Berkshire”), which controls NICO. Thus, Mr. Buffett and Berkshire may be deemed to have beneficial ownership of the GEICO Shares.

Mr. Weschler beneficially owns 2,183,180 shares of DVA Common Stock (the “Weschler Shares”), which represents 2.6% of the outstanding DVA Common Stock. Mr. Weschler disclaims beneficial ownership of all GEICO Shares and Pension Plan Shares.

The Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed by DVA with the SEC on August 6, 2024 reports that approximately 83.9 million shares of Common Stock were issued and outstanding as of August 2, 2024. Based on this information, Berkshire has assumed that 83.9 million shares of Common Stock were issued and outstanding as of August 2, 2024 for purposes of this 13D, and all calculations of percentage ownership in this 13D are based on such assumed number of issued and outstanding shares.

(b) GEICO has both voting and investment power with respect to the GEICO Shares it owns and the Pension Plan Holders have both voting and investment power with respect to the Pension Plan Shares owned by them. However, because NICO and GEICO Corp control GEICO, NICO and GEICO Corp may be deemed to share voting and investment power with respect to the GEICO Shares. In addition, Berkshire directs the investments of NICO, GEICO Corp, and the Pension Plan Holders. Thus, Mr. Buffett, who may be deemed to control Berkshire, and Berkshire share voting power and investment power with respect to all the GEICO Shares and the Pension Plan Shares.

Mr. Weschler has sole voting and investment power with respect to 2,039,806 of the Weschler Shares and shared dispositive (but not voting) power with respect to 143,374 of the Weschler Shares.

Item 6 of this 13D is hereby amended by adding the following:

As previously reported on a Form 8-K filed May 1, 2024 by DVA, on April 30, 2024, DVA entered into a letter agreement (the “Share Repurchase Agreement”) with Berkshire, on behalf of itself and its Affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) (collectively, “Investor”), the largest stockholder of DVA. Pursuant to the Share Repurchase Agreement, at any time Investor beneficially owns at least 45.0% of the issued and outstanding Common Stock of DVA in the aggregate, DVA shall repurchase from Investor, and Investor shall sell to DVA, on a quarterly basis, a number of shares of Common Stock of DVA sufficient to return Investor’s aggregate beneficial ownership to 45.0% of the issued and outstanding Common Stock of DVA. The per share price DVA will pay Investor in connection with any such repurchase will be the volume-weighted average per share price paid by DVA for any shares of Common Stock of DVA repurchased by DVA from public stockholders pursuant to DVA’s share repurchase plan during the applicable repurchase period.

Repurchases of shares of Common Stock of DVA by DVA from Investor under the Share Repurchase Agreement will occur on the date that is two business days prior to the date of DVA’s regular quarterly or annual (as applicable) investor call to report earnings (as publicly announced by DVA); however, if at any time DVA determines that Investor owns or will own (whether of record or beneficially) shares of Common Stock of DVA representing more than 49.5% of the issued and outstanding Common Stock of DVA in the aggregate, such determination will trigger immediate share repurchases by DVA under the Share Repurchase Agreement.

In addition, pursuant to the Share Repurchase Agreement, Investor also agreed that it would cause any share of Common Stock of DVA that it beneficially owns in excess of 40% of the aggregate issued and outstanding shares of Common Stock of DVA to be voted or consented on any matter in accordance with the recommendation of DVA’s board of directors. The Share Repurchase Agreement does not amend, supersede or otherwise modify the Amended Standstill Agreement, which remains in full force and effect in accordance with its terms.

The foregoing description of the Share Repurchase Agreement does not purport to be complete and is subject, and is qualified in its entirety by reference, to the full text of the Share Repurchase Agreement, which is incorporated by reference in this Item 6.

Item 7 of this 13D is hereby amended by adding the following:

Exhibit No.	Description of Exhibit

(E)	Share Repurchase Agreement, dated April 30, 2024, by and between DaVita Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by DaVita with the SEC on May 1, 2024)

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 13 OF 13 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: August 8, 2024

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

NATIONAL INDEMNITY COMPANY, GEICO CORPORATION, GOVERNMENT EMPLOYEES INSURANCE COMPANY, BERKSHIRE HATHAWAY CONSOLIDATED PENSION PLAN MASTER TRUST, BNSF MASTER RETIREMENT TRUST, AND SCOTT FETZER COMPANY COLLECTIVE INVESTMENT TRUST

By:	/s/ Warren E. Buffett
Warren E. Buffett Attorney-in-Fact

/s/ R. Ted Weschler
R. Ted Weschler

Exhibit 1

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(1) Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 3555 Farnam Street, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Gregory E. Abel, Vice Chairman – Non-Insurance Operations, Ajit Jain, Vice Chairman – Insurance Operations, Marc D. Hamburg, Senior Vice President and Chief Financial Officer, Jo Ellen Rieck, Vice President – Taxes, Daniel J. Jaksich, Vice President – Controller, and Mark D. Millard – Vice President. The directors of Berkshire are Warren E. Buffett, Gregory E. Abel, Howard G. Buffett, Susan A. Buffett, Stephen B. Burke, Susan L. Decker, Kenneth I. Chenault, Christopher C. Davis, Charlotte Guyman, Ajit Jain, Thomas Murphy, Jr., Ronald L. Olson, Wallace R. Weitz, and Meryl B. Witmer.

(2) National Indemnity Company

National Indemnity Company, a Nebraska corporation (“NICO”), is a property and casualty insurance company. The principal office of NICO is located at 1314 Douglas Street, Omaha, Nebraska 68102. The executive officers of NICO are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Scott R. Doerr, Senior Vice President, Brian G. Snover, Senior Vice President – Secretary, and Dale Geistkemper, Treasurer. The directors of NICO are Donald F. Wurster, Dale Geistkemper, Marc D. Hamburg, Ajit Jain, Brian G. Snover, Bruce J. Byrnes, and Daniel J. Jaksich.

(3) GEICO Corporation

GEICO Corporation, a Delaware corporation (“GEICO Corp”) is an intermediate holding company which is a direct wholly-owned subsidiary of NICO. The principal office of GEICO Corp is located at 5260 Western Avenue, Chevy Chase, Maryland 20815. The executive officers of GEICO Corp are Todd A. Combs, CEO, Tangela Richter, Vice President – General Counsel and Alison Fazio, Senior Vice President – CFO. The Directors of GEICO Corp are Warren E. Buffett and Marc D. Hamburg.

(4) Government Employees Insurance Company

Government Employees Insurance Company, a Maryland corporation (“GEICO”), is a property and casualty insurance company. The principal office of GEICO is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO are Todd A. Combs, CEO, Alison Fazio, Senior Vice President – CFO, and Nancy L. Pierce, Executive Vice President. The directors of GEICO are Tangela Richter, Nancy L. Pierce, Alison Fazio, Daniel J. Jaksich, John W. Pham and Todd A. Combs.

Name	Principal Occupation	Business Address

Howard G. Buffett	President of Buffett Farms	1053 W. Rotary Way, Decatur, Illinois 62521

Susan A. Buffett	Chairman of the Susan A. Buffett Foundation and the Sherwood Foundation, each of which is a grant-making foundation	808 Conagra Drive, Omaha, NE 68102

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131

Stephen B. Burke	Former Chairman and CEO of NBC Universal, a media and entertainment company	3300 Anderson Lane, Dillon, MT 59725

Bruce J. Byrnes	Vice President of NICO	1314 Douglas Street, Omaha, NE 68132

Christopher C. Davis	Chairman of Davis Advisors, an investment management and counseling firm	620 Fifth Avenue, New York, NY 10020

Susan L. Decker	CEO of Raftr, a digital media product	1507 April Mountain Drive, Park City, UT 84060

Scott R. Doerr	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Dale Geistkemper	Treasurer of National Indemnity Company	1314 Douglas Street, Omaha, NE 68102

Charlotte Guyman	Former general manager with Microsoft Corporation	1127 Evergreen Point Road, Medina, WA 98039

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131

Kenneth I. Chenault	Managing Director of General Catalyst, a venture capital firm	434 Broadway, New York, NY 10013

Todd A. Combs	President, CEO of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Gregory E. Abel	Vice Chairman – Non-Insurance Operations of Berkshire	3555 Farnam Street, Omaha, NE 68131

Tangela Richter	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Ajit Jain	Vice Chairman – Insurance Operations of Berkshire and Executive Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Daniel J. Jaksich	Vice President – Controller of Berkshire	3555 Farnam Street, Omaha, NE 68131

Mark D. Millard	Vice President of Berkshire	3555 Farnam Street, Omaha, NE 68131

John W. Pham	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Thomas Murphy, Jr.	Co-Founder, Crestview Partners, a private equity firm	590 Madison Avenue, New York, NY 10022

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	350 South Grand Avenue, Los Angeles, California 90071

Nancy L. Pierce	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Brian G. Snover	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Alison Fazio	Senior Vice President – CFO	5260 Western Avenue, Chevy Chase, MD 20815

Wallace R. Weitz	President, Weitz Investment Management	1125 S. 103rd Street, Omaha, NE 68124

Meryl B. Witmer	Managing member of the General Partner of Eagle Capital Partner, an investment partnership	655 Third Avenue, New York, NY 10017

Donald F. Wurster	President of NICO	1314 Douglas Street, Omaha, NE 68102

Jo Ellen Rieck	Vice President – Taxes of Berkshire	3555 Farnam Street, Omaha, NE 68131

Set forth below is information about the name, state of organization, and the address of the principal office of each of the Pension Plan Holders. Each of the Pension Plan Holders is an employee benefit plan of a Berkshire subsidiary.

BNSF Master Retirement Trust c/o BNSF Railway 2650 Lou Menk Drive Fort Worth, TX 76131 Texas	Berkshire Hathaway Consolidated Pension Plan Master Trust c/o Berkshire Hathaway Inc. 3555 Farnam Street Omaha, NE 68131 Nebraska

Scott Fetzer Company Collective Investment Trust c/o Scott Fetzer Companies 28800 Clemens Road Westlake, OH 44145 Ohio

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(A)	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2017)

(B)	Letter Agreement, dated May 7, 2013, by and between DaVita Inc. (f/k/a DaVita HealthCare Partners Inc.) and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DVA with the SEC on May 7, 2013)

(C)	Letter Agreement, dated May 24, 2013, by and between Berkshire Hathaway Inc. and R. Ted Weschler (incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2017)

(D)	Amended and Restated Letter Agreement, dated February 9, 2022, by and between DaVita Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DVA with the SEC on February 9, 2022)

(E)	Share Repurchase Agreement, dated April 30, 2024, by and between DaVita Inc. and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by DaVita with the SEC on May 1, 2024)